

April 19, 2023

Craig F. Courtemanche, Jr.
President and CEO
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

> **Re: Procore Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-40396**

Dear Craig F. Courtemanche, Jr.:

We have reviewed your April 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to our April 5, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Factors Affecting Our Performance, page 42

1. We note from your response to prior comment 1 that you intend to disclose net retention rate beginning with your December 31, 2023 Form 10-K. Please explain why you do not intend to include this measure in your quarterly reports on Form 10-Q. In this regard, as previously noted, you provided net retention rate information for September 30, 2022 in your November 2022 Investor Day Presentation. Further, we note that management has discussed this measure qualitatively in your earnings calls and as noted in the following comment, you previously asserted that this measure is important in managing your business. Alternatively, tell us what measure(s) management uses on a quarterly basis to monitor your ability to retain and grow your customer base throughout the year. Similarly, please address why you do not disclose gross retention rate on a quarterly basis.

2.   You disclose on page 4 the number of customers with ARR greater than $100,000 for each of the last three fiscal years. Please tell us the amount or percentage of revenue generated from this customer base for each period presented. Also, explain why you no longer include a discussion of this measure as a factor affecting your performance in MD&A for both your quarterly and annual filings. In this regard, in response to comment 5 in your January 13, 2020 letter, you stated that the number of customer, the number of customers with ARR greater than $100,000 and net retention rate are "important factors management uses to drive strategic business decisions and evaluate the health of the business."

 You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Singer